11-K 1 v227443_11k.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014.

ROCKWELL COLLINS
Retirement Savings
Plan

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2314475
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

400 Collins Road NE	52498
Cedar Rapids, Iowa	(Zip Code)
(Address of principal executive offices)

Registrant's telephone number, including area code: (319) 295-6835
(Office of the Corporate Secretary)

Rockwell Collins Retirement
Savings Plan
EIN#: 52-2314475, Plan #: 002

Financial Statements as of and for the
Years Ended December 31, 2014 and 2013
Supplemental Schedule as of
December 31, 2014 and Report of Independent
Registered Public Accounting Firm

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of
Rockwell Collins Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Rockwell Collins Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 24, 2015

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Investments at fair value:
Rockwell Collins Defined Contribution Master Trust:
Participant-directed investments	$2,339,436,937	$2,156,324,486
Partially nonparticipant-directed investment - Rockwell Collins Stock Fund	438,955,660	400,054,209
Total Investments	2,778,392,597	2,556,378,695

Participant loans receivable	32,613,311	32,730,565
Other receivables	119,820	—
Total Receivables	32,733,131	32,730,565

Total Assets	2,811,125,728	2,589,109,260

LIABILITIES:
Accrued expenses	(326,001)	(542,931)

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	2,810,799,727	2,588,566,329

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(2,707,048)	(2,970,204)

NET ASSETS AVAILABLE FOR BENEFITS	$2,808,092,679	$2,585,596,125

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Investment income:
Plan interest in net investment income of Rockwell Collins Defined Contribution Master Trust	$219,381,677	$476,666,767

Contributions:
Participants	107,099,874	104,003,163
Employer:
Matching contributions	35,761,599	35,032,765
Retirement contributions	41,519,663	40,605,355
Rollovers	5,987,901	3,334,048
Total contributions	190,369,037	182,975,331

Interest from participant loans receivable	1,360,227	1,371,483

Other income	428,378	788,137

Total investment income, contributions, and loan interest income	411,539,319	661,801,718

Deductions:
Payments to participants or beneficiaries	(187,221,341)	(168,969,264)
Deemed distributions and loan defaults	(1,483,308)	(1,981,923)
Administrative expenses	(904,887)	(1,587,335)
Total deductions	(189,609,536)	(172,538,522)

Transfers:
Net transfers between affiliated plans	566,771	(46,753)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	222,496,554	489,216,443

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	2,585,596,125	2,096,379,682

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,808,092,679	$2,585,596,125

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1. DESCRIPTION OF PLAN
This brief description of the Rockwell Collins Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
Rockwell Collins, Inc. (the “Company”) maintains two defined contribution savings plans in the U.S. for the benefit of its employees. The investment assets of these plans are held and administered by the Rockwell Collins Defined Contribution Master Trust (the “Master Trust”). These plans are the Rockwell Collins Retirement Savings Plan and the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees. Each of the participating plans has an interest in the net assets of the Master Trust and changes therein. The Master Trust provides segregated accounting for each plan and exists primarily to allow a single investment fund for the participants in the common stock of the Company at an administrative cost less than if each plan had a separate fund.
The Plan has a payment option related to the investments in Company stock to reflect an Employee Stock Ownership Plan feature as defined by the Internal Revenue Code (“IRC”). This option allows the participants whose accounts hold shares in the Rockwell Collins Stock Fund to either receive the dividends paid on these shares in cash as taxable compensation or to have the dividends reinvested in the Plan with taxes deferred. Participants may elect to receive their dividends as a cash payment or to reinvest the dividends into the Rockwell Collins Stock Fund. If no election is made, the default is to reinvest the dividends. Participants may change this election at any time.
General – The Plan is a defined contribution plan sponsored by the Company. Substantially all U.S. based salaried, hourly and certain union employees are eligible to participate in the Plan immediately upon hire. The Rockwell Collins Employee Benefit Plan Committee controls and manages the operation and administration of the Plan. The assets are held in custody with Fidelity Management Trust Company (the “Trustee”). The Employee Benefit Plan Committee of the Company selects the investment options available to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions – The Plan provides that eligible employees may contribute up to a maximum of 50 percent of eligible compensation. Participant contributions can be made either pre-tax or after-tax, up to IRC specified limits. However, pre-tax contributions by highly compensated participants are limited to 20 percent of the participant’s eligible compensation. Participants age 50 and over are allowed to contribute an additional amount as pre-tax catch-up contributions to the Plan, as specified in the IRC.
Effective January 2013, Company matching contributions decreased from 75 percent to 50 percent of the first 8 percent of eligible compensation contributed by participants. Company matching contributions are not made on the catch-up contributions discussed above. Participant contributions are allocated according to the investment fund elections of the participant, while Company matching contributions are made to the Rockwell Collins Stock Fund. Participants may elect to transfer all or a portion of their balances in the Rockwell Collins Stock Fund to any of the available investment funds at any time, which makes the Rockwell Collins Stock Fund a partially nonparticipant-directed investment.
Newly eligible employees are automatically enrolled in the Plan with a two percent pre-tax contribution rate. For those participants that do not select an investment option, their contributions are invested in the Plan's default fund. Prior to October 24, 2013, the default fund was the Fidelity Freedom K Fund closest to the date the participant turns age 65. Effective October 24, 2013, the Plan's default fund changed to State Street Global Advisors (SSgA) Target Retirement Fund closest to the date the participant turns age 65. Participants may elect to change their contribution rate or transfer all or a portion of their balances to any of the available investment funds at any time.

Eligible employees receive Company retirement contributions each pay period, which are invested in the same investment funds and the same allocations, as the participant's contributions to the Plan. Company retirement contributions are calculated as a percentage of eligible compensation, based on points corresponding to age plus years and months of credited service as follows:

Points	Contribution %
0-34	0.5%
35-44	1.0%
45-54	2.0%
55-64	3.5%
65-74	5.0%
75 & over	6.0%
Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is increased for participant and Company contributions and an allocation of Plan earnings. Each participant’s account is decreased for withdrawals, directly attributable expenses (such as loan fees) and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell Collins, Inc. common stock held in the Rockwell Collins Stock Fund. Participants’ accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.
Investments – Participants may elect to have participant contributions made to any of the investment funds in the Plan in one percent increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, employee contributions and Company retirement contributions are invested in the Plan's default fund. Prior to October 24, 2013, the default fund was the Fidelity Freedom K Fund closest to the date the participant turns age 65. Effective October 24, 2013, the Plan's default fund changed to State Street Global Advisors (SSgA) Target Retirement Fund closest to the date the participant turns age 65.
Investment options available to participants to direct the investment of their account balances and future contributions include various mutual funds, common collective trust funds, and the following stock fund specific to the Plan:
Rockwell Collins Stock Fund – The Rockwell Collins Stock Fund invests principally in the common stock of Rockwell Collins, Inc. and holds cash or liquid short term investments to allow participants to buy or sell units in the fund without the usual trade period for stock transactions. Typically, the Rockwell Collins Stock Fund holds one percent of its value in cash or liquid short-term investments. Participants may elect to transfer all or a portion of their balances in the Rockwell Collins Stock Fund to any of the various fund alternatives at any time.
Vesting – Each participant is fully vested at all times in the portion of the participant’s account that relates to participant contributions and earnings thereon. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of vested service, as defined in the Plan document. Generally, a participant is 100 percent vested after three years of vested service or when the participant reaches age 55 while employed by the Company.
Participant Loans – Loans may be obtained from the balance of a participant’s account in amounts not less than $1,000 and not greater than the lesser of $50,000 reduced by the participant’s highest outstanding loan balance during the 12-month period before the date of the loan or 50 percent of the participant’s vested account balance less any outstanding loans. Participants may have up to two outstanding loans at a time. Loans are collateralized by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus one percent on the last day of the month before the loan is requested. Loan repayments of principal and interest are collected through payroll deductions over terms of 12, 24, 36, 48, or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full at any time. Payments of principal and interest are credited to the participant’s account.

The Plan has loans outstanding with terms that differ from those above as a result of previous acquisitions made by the Company that had 401(k) plans that were merged into the Plan. Such loans will continue under their original terms until repaid.
A deemed distribution results when a participant, who is classified as an employee of the Company, has defaulted on a loan. Loan defaults occur when a participant, who is no longer an active employee, defaults on a loan or receives an actual distribution that was offset by the loan amount.
Rollovers – Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Payment of Benefits – Active participants may withdraw certain amounts from their account. The funds available for participants under age 59-1/2 are funds in after-tax, rollover, and Company matching sources. Participants may also withdraw pre-tax sources if they meet the requirements for a hardship withdrawal. At age 59-1/2 all vested sources may be withdrawn, except for retirement contribution sources. Participant vested amounts are payable upon retirement, death, or other termination of employment.
Upon retirement or termination at age 55 or later, participants may elect to receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum or in annual installment payments for up to 10 years, subject to the distribution rules of the IRC or the balance may remain in the Plan without further contributions.
Upon termination of employment prior to reaching age 55, participants may receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum, subject to the distribution rules of the IRC or the balance may remain in the Plan without further contributions.
Forfeited Accounts – The non-vested portion of a participant’s account is forfeited when certain terminations described in the Plan document occur. Forfeitures remain in the Plan and are used to reduce the Company’s contributions to the Plan or to pay administrative expenses of the Plan. The Plan contains specific break in service provisions that enable a participant’s account to be restored upon re-employment and fulfillment of certain requirements. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $147,295 and $91,280, respectively. During the years ended December 31, 2014 and 2013, Company contributions were reduced by $1,499,748 and $1,566,957, respectively, from forfeited non-vested accounts.
Plan Termination – Although the Company has not expressed any intent to terminate the Plan, the Company has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated, each participant’s account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and that such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at the closing price reported on the active market on which the mutual funds are traded on the last business day of the Plan year, which represents the net asset value of shares held by the Plan at year end. The Rockwell Collins Stock Fund is stated at fair value based on the underlying Rockwell Collins, Inc. common stock, which is valued at the closing price reported on the active market on which the stock is traded on the last business day of the Plan year, and also includes cash. The Managed Income Portfolio fund with underlying investments in investment contracts is valued at the fair market value of the underlying investments and then adjusted by the issuer to the contract value for those investment contracts that are fully benefit-responsive. The fair values of the State Street Global Advisors (SSgA) Target Retirement funds are based on the net asset values ("NAV") of the collective trusts. The NAVs, as obtained from the audited financial statements of the collective trusts at year end, are used as a practical expedient to estimate fair value. Each NAV is based on underlying investments held by each collective trust.
In accordance with the FASB’s standards related to Investment Companies and Plan Accounting for Defined Contribution Pension Plans, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan document. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Participant Loans – Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Expenses – Administrative expenses of the Plan are paid by the Plan, allocating the expenses over participants' accounts based on their account balances, and through credits from the recordkeeper for Plan investments. Participants also pay administrative costs for loan fees, overnight fees, withdrawal fees, qualified domestic relation orders (QDROs) and investment advisory services.
Payment of Benefits – Benefit payments are recorded when paid. There were no participants who had elected to withdraw from the Plan but have not been paid at December 31, 2014 and 2013.
Net Transfers Between Affiliated Plans – Along with this Plan, the Company also sponsors the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (the "Union Plan"). If an employee's status changes such that they become eligible to participate in the Plan or the Union Plan during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2014, the net transfer into this Plan was $566,771 and for the year ended December 31, 2013, the net transfer out of this Plan was $46,753.
Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the IRC limits.
3. DEFINED CONTRIBUTION MASTER TRUST
As of December 31, 2014 and 2013, the Plan’s assets, with the exception of the participant loan receivable, are held in the Master Trust account at the Trustee. This Plan participates in the Master Trust along with the Union Plan (collectively, the “participating plans”). Each of the participating plans has an interest in the net assets of the Master Trust and changes therein. The Trustee maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans.
The Master Trust investments are valued at fair value at the end of each day.
The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan's investment funds based on the relationship of the interest of each plan to the total of the interests of all participating plans.
The Master Trust holds investments in common collective trust funds, one of which is sponsored by the Trustee that is a stable value fund (the "Stable Value Fund"). The beneficial interest of each participant in the net assets of the Stable Value Fund is represented by units. Units are issued and redeemed daily at the Stable Value Fund’s constant NAV of $1 per unit. Distributions to the Stable Value Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Stable Value Fund on a monthly basis, when paid. It is the policy of the Stable Value Fund to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the Stable Value Fund will be able to maintain this value.
Fair Value Measurements of Investments in Certain Entities that Calculate Net Asset Value per Share — The State Street Global Advisors (SSgA) Target Retirement funds' fair values are based on the collective trusts' NAVs. The NAVs, as obtained from the audited financial statements of the collective trusts at year end, are used as a practical expedient to estimate fair value. Each NAV is based on underlying investments held by each collective trust. The strategy of the funds is to approximate as closely as possible, the performance of a custom benchmark index over the long term, before expenses, while providing participants the ability to purchase and redeem units on an "as of" basis. As of December 31, 2014, the funds had a fair value of $429,053,489 and an unfunded commitment of $0. Funds may be redeemed immediately and no other redemption restrictions exist for these funds.
The Stable Value Fund's fair value is estimated using net asset value per share and the fund invests in insurance contracts, fixed-income securities, and money market funds to provide daily liquidity. The strategy of this fund is to provide participants with income while maintaining stability of principal. As of December 31, 2014, the Stable Value Fund had a fair value of $197,261,013 and an unfunded commitment of $0. Funds may be redeemed immediately and no other redemption restrictions exist for this fund.
The Stable Value Fund imposes certain restrictions on the Plan, and the Stable Value Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following sections. Plan management believes that the occurrence of events that would cause the Stable Value Fund to transact at less than contract value are not probable.
Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within the Plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer initiated events may limit the ability of the Stable Value Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Stable Value Fund or to transfer assets out of the Stable Value Fund

•	Any transfer of assets from the Stable Value Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan
Circumstances That Impact the Fund — The Stable Value Fund invests in assets, typically fixed-income securities or bond funds, and enters into “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Stable Value Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
The wrap contracts generally contain provisions that limit the ability of the Stable Value Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Stable Value Fund or the administration of the Stable Value Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Stable Value Fund's cash flow

•	Employer-initiated transactions by participating plans as described above
In the event that wrap contracts fail to perform as intended, the Stable Value Fund’s NAV may decline if the market value of its assets declines. The Stable Value Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Stable Value Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Stable Value Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Stable Value Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.
The net assets of the Master Trust at December 31, 2014 and 2013 consisted of the following:

	2014	2013
Mutual Funds	$1,808,945,707	$1,665,998,807
Rockwell Collins Stock Fund	464,058,585	422,244,892
Common collective trusts - SSgA Target Retirement funds	429,053,489	385,595,195
Common collective trust - Managed Income Portfolio Fund	197,261,013	194,808,347
Total assets at fair value	2,899,318,794	2,668,647,241
Adjustment from fair value to contract value for fully benefit responsive stable value fund	(2,839,078)	(3,125,016)
Net Assets	$2,896,479,716	$2,665,522,225

Plan's interest in Master Trust net assets	$2,775,685,549	$2,553,408,491

Plan's percentage interest in Master Trust net assets	95.8%	95.8%
The net investment income of the Master Trust for the years ended December 31, 2014 and 2013 consisted of the following:

	2014	2013
Net appreciation of investments:
Mutual funds	$33,134,667	$311,901,940
Rockwell Collins Stock Fund	58,514,740	96,912,329
Common collective trusts - SSgA Target Retirement funds	23,622,119	7,251,257
Net appreciation	115,271,526	416,065,526
Interest and dividends	115,118,557	81,632,296
Net investment income	$230,390,083	$497,697,822

Plan's portion of Master Trust investment income	$219,381,677	$476,666,767
While the Plan participates in the Master Trust, each participant’s account is allocated earnings (or losses) consistent with the performance of the funds in which the participant’s account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.
The Master Trust’s investments at fair value that exceeded 5 percent of Master Trust net assets as of December 31, 2014 and 2013 were as follows:

Description of Investment	2014	2013
Rockwell Collins Stock Fund*	$464,058,585	$422,244,892
Vanguard Primecap Fund - Admiral Class	317,366,163	239,779,864
Vanguard Institutional Index Plus	225,096,627	238,990,897
Fidelity Managed Income Portfolio II*, at contract value	194,421,935	191,683,331
Vanguard Total Bond Market Index Fund - Institutional Shares	173,772,262	169,651,185
Fidelity Mid Cap Stock Fund - Class K*	159,804,369	148,025,450
*Represents a party-in-interest to the Master Trust.

Information about the net assets and the significant components of the changes in net assets relating to the partially nonparticipant-directed investments held in the Master Trust as of December 31, 2014 and 2013, and for the years then ended, is as follows:

	2014	2013
Net Assets - Rockwell Collins Stock Fund - Beginning of year	$422,244,892	$385,571,742

Change in Net Assets:
Net appreciation in fair value of investments	58,514,740	96,912,329
Dividends	6,619,715	7,263,534
Contributions	46,808,641	46,623,343
Benefit payments	(30,832,005)	(31,889,906)
Net transfers to participant-directed investments	(39,297,398)	(82,236,150)

Net change	41,813,693	36,673,150

Net Assets - Rockwell Collins Stock Fund - End of year	$464,058,585	$422,244,892

Plan's interest in partially nonparticipant-directed investments	$438,955,660	$400,054,209
4. FAIR VALUE MEASUREMENTS
The FASB’s standard related to fair value measurements defines fair value, establishes a framework for measuring fair value, and expands the related disclosure requirements. The standard indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The standard established a valuation hierarchy for disclosure of the inputs to valuation techniques used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 - quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument
Level 3 - unobservable inputs based on the Plan's own assumptions used to measure assets and liabilities at fair value
Asset Valuation Techniques - Shares of mutual funds held are categorized as Level 1. They are valued at closing quoted market prices on the active market on which the mutual funds are traded on the last business day of the Plan year.
Shares of the Rockwell Collins Stock Fund are categorized as Level 1. It is valued based on the underlying Rockwell Collins, Inc. common stock, which is valued at closing quoted market prices on the active market on which the stock is traded on the last business day of the Plan year.
Investments in common collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in common collective trust funds are categorized as Level 2.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The fair value of the Master Trust assets as of December 31, 2014 and 2013 was as follows:
Fair Value Measurements
at December 31, 2014, using

		Significant other	Significant
	Quoted prices in	observable	unobservable
	active markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual Funds:
Large Cap	$747,998,063	$—	$—	$747,998,063
Mid Cap	440,607,876	—	—	440,607,876
Small Cap	73,690,040	—	—	73,690,040
Foreign	201,210,145	—	—	201,210,145
Bond/Managed Income	173,772,262	—	—	173,772,262
Money Market	18,813,672	—	—	18,813,672
Blended/Balanced	152,853,649	—	—	152,853,649
Rockwell Collins Stock Fund	464,058,585	—	—	464,058,585
Common collective trusts - SSgA Target Retirement funds	—	429,053,489	—	429,053,489
Common collective trust - Managed Income Portfolio (stable value fund)	—	197,261,013	—	197,261,013
Total Master Trust assets at fair value	$2,273,004,292	$626,314,502	$—	$2,899,318,794

Fair Value Measurements
at December 31, 2013, using

		Significant other	Significant
	Quoted prices in	observable	unobservable
	active markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual Funds:
Large Cap	$632,667,347	$—	$—	$632,667,347
Mid Cap	306,478,464	—	—	306,478,464
Small Cap	186,527,424	—	—	186,527,424
Foreign	226,365,864	—	—	226,365,864
Bond/Managed Income	169,651,184	—	—	169,651,184
Money Market	18,352,217		—	18,352,217
Blended/Balanced	125,956,307		—	125,956,307
Rockwell Collins Stock Fund	422,244,892	—	—	422,244,892
Common collective trust- SSgA Target Retirement funds		385,595,195		385,595,195
Common collective trust - Managed Income Portfolio (stable value fund)		194,808,347		194,808,347
Total Master Trust assets at fair value	$2,088,243,699	$580,403,542	$—	$2,668,647,241

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no investments held by the Master Trust that changed levels during the years ended December 31, 2014 and 2013, respectively.
5. FEDERAL INCOME TAX STATUS
The Internal Revenue Service (the "IRS") has determined and informed the Company by a letter dated November 17, 2014 that the Plan and related trust are designed in accordance with the applicable sections of the IRC. In January 2011, the Company filed an application (the "Application") for a compliance statement from the IRS under the Voluntary Correction Program ("VCP"). The compliance statement was sought with respect to certain operational errors and failure to amend the Plan for required legislative changes. The IRS has completed its review of the Application and indicated its acceptance of the proposed corrective actions in a compliance statement dated August 8, 2013 and the Company completed the corrective actions within the required timeframe. At the time of the VCP Application, the Company amended and restated the Plan document and requested that a new determination letter be issued by the IRS with regards to the restated Plan. The request for a new determination letter was accepted, and the letter was received on November 17, 2014. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. As a result, no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.
6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2014 and 2013, the Master Trust held Company common stock with a market value of $459,750,889 and $417,833,539, respectively. During the years ended December 31, 2014 and 2013, the Master Trust recorded dividend income from the Company of $6,619,715 and $7,263,534, respectively.
Certain Plan investments are managed by the Trustee and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each investment fund.
7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$2,808,092,679	$2,585,596,125
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	2,707,048	2,970,204
Net assets per the Form 5500	$2,810,799,727	$2,588,566,329

For the year ended December 31, 2014, the following is a reconciliation of the increase in net assets per the financial statements to the Form 5500:

2014
Investment income per the financial statements	$219,381,677
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, current year	2,707,048
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, prior year	(2,970,204)
Investment income per the Form 5500	$219,118,521

* * * * *

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN
EIN#: 52-2314475, PLAN #: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2014

Description of Investment
Identity of Issuer,	including Collateral, Rate
Borrower, Lessor	of Interest, Maturity Date,	Current
or Similar Party	Par or Maturity Value	Value **

Various participants*	Participant loans; (interest rates of 4.25% - 10.5%) due 2015 to 2024	$32,613,311

* Represents a party-in-interest to the Plan.
** Cost information is not required for participant-directed investments and therefore is not included.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.
ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

/s/ Rosa F. Barone	Date:	June 24, 2015
Rosa F. Barone
Plan Administrator

/s/ Patrick E. Allen	Date:	June 24, 2015
Patrick E. Allen
Senior Vice President & Chief Financial Officer